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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   ----               -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes            No   X
                                    -----         -----


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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a corporate disclosure on the Company's lease of its building offices to Dreamline Co. Ltd., filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission on August 19, 2003;

     Exhibit 99.2: a corporate disclosure on the Company's board resolution to issue convertible bonds with a total face value of Won 200 billion to its major shareholders and affiliates, filed with the KOSDAQ and the Financial Supervisory Commission on August 20, 2003; and

     Exhibit 99.3: a corporate disclosure on the cancellation of the Company's proposed issuance of convertible bonds with a total face value of Won 200 billion due to the non-subscription by its major shareholders and affiliates, filed with the KOSDAQ and the Financial Supervisory Commission on August 22, 2003.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HANARO TELECOM, INC.



Date: August 25, 2003                    By: /s/ Kyu June Hwang
                                             -----------------------------------
                                             Name:  Kyu June Hwang
                                             Title: Managing Director



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                                  EXHIBIT INDEX



Exhibit No.     Description

99.1: a corporate disclosure on the Company's lease of its building offices to Dreamline Co. Ltd., filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission on August 19, 2003;

99.2: a corporate disclosure on the Company's board resolution to issue convertible bonds with a total face value of Won 200 billion to its major shareholders and affiliates, filed with the KOSDAQ and the Financial Supervisory Commission on August 20, 2003; and

99.3: a corporate disclosure on the cancellation of the Company's proposed issuance of convertible bonds with a total face value of Won 200 billion due to the non-subscription by its major shareholders and affiliates, filed with the KOSDAQ and the Financial Supervisory Commission on August 22, 2003.